

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2023

Jianfei Zhang
Chief Executive Officer and Chairman of the Board of Directors
Pheton Holdings Ltd
Room 306, NET Building,
Hong Jun Ying South Road, Chaoyang District,
Beijing, China

      Re: Pheton Holdings Ltd
          Amendment No. 1 to Registration Statement on Form F-1
          Filed November 16, 2023
          File No. 333-274944

Dear Jianfei Zhang:

     We have reviewed your amended registration statement and have the following comments.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 3, 2023, letter.

Amendment No. 1 to Form F-1 Filed November 16, 2023

Note 3. Accounts Receivable, Net, page F-38

1.   We note your response to comment 3. Your disclosures on page 76 continue to indicate that you are provisioning for all accounts that are overdue for more than 90 days, whereas your response indicates that you do not automatically provision all accounts that are overdue for 90 days. Given that your disclosures appear inconsistent with your response, please revise your disclosures to clarify your accounting policy for determining the allowance for doubtful accounts and correspondingly how you were able to determine that the allowance was adequate as of December 31, 2022 and June 30, 2023.

General

2.   We note your response to prior comment 4 and reissue it in part. We note the revised disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is still unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 7, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please fully restore your disclosures in these areas to the disclosures as they existed in the registration statement as of July 7, 2023. As examples, and without limitation, we note that your revised disclosure in the latest amendment still does not address the following points:

- That the PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms;
- That there could be downturns, recessions, and deterioration of the economic environment and business cycles as opposed to "fluctuations;"
- Language referencing governmental "control" rather than governmental "management;" and
- Language stating the PRC government authorities can "intervene or influence" your operations.

Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Ying Li, Esq